12/3/07



07007202

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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12/27

RECD S.E.C.

DEC 3 2007

603

~~ANNUAL AUDITED REPORT~~
[FO]RM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thieme Securities Inc (now - Longview Financial Group Inc)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIEME SECURITIES, INC.
(An S Corporation)

Financial Statements
and
Supplementary Information

December 31, 2006





JASON N. GONZALEZ
Notary Public, State of New York
No. 01GO6152049
Qualified in Queens County
Commission Expires Aug. 28, 2010



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Thieme Securities, Inc.
New York, New York

We have audited the accompanying Statement of Financial Condition of Thieme Securities, Inc., (An S Corporation) as of December 31, 2006, and the related Statements of Loss, Changes in Stockholder's Equity (Deficit) and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thieme Securities, Inc. as of December 31, 2006, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital, computation for determination of reserve requirements and information relating to possession or control requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron, LLP

March 26, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Condition

December 31, 2006

ASSETS	
Cash	$ 292
Prepaid corporate tax	2,715
Due from clearing broker	4,052
Clearing deposit	107,974
TOTAL ASSETS	$ 115,033
LIABILITIES	
Accounts payable and accrued expenses	$ 46,502
Notes payable	6,844
Due to Officer	80,985
	134,331
Subordinate stockholder debt	100,000
TOTAL LIABILITIES	234,331
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	333,651
Retained earnings (deficit)	(453,949)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	(119,298)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 115,033

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Loss

For the Year Ended December 31, 2006

REVENUES	
Commission and fee income	$ 60,644
Dividend income	3,101
Interest income	1,465
Total Revenues	65,210
EXPENSES	
Professional fees	35,626
Office supplies and expense	24,960
Salaries	16,000
Quotation services	15,155
Travel and entertainment	13,454
Rent expense	11,712
Commissions and trader fees	2,849
Clearing execution and exchange charges	2,331
Interest expense	794
Total Expenses	122,881
Loss Before Provision for Corporate Income Taxes	(57,671)
Provision for Corporate Income Taxes	172
Net Loss	$ (57,843)

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity (Deficit)

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-In-Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance – January 1, 2006	10,000	$ 1,000	$ 307,651	$ 726,926	$1,035,577
Capital Contribution			26,000		26,000
Net Loss	-	-	-	(57,843)	(57,843)
Sub S distribution	-	-	-	(1,123,032)	(1,123,032)
Balance – December 31, 2006	10,000	$ 1,000	$ 333,651	$ (453,949)	$ (119,298)

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (57,843)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in due from clearing broker	22,041
Increase in due from affiliate	1,079,731
Decrease in prepaid expenses	(2,715)
Increase in accounts payable and accrued expenses	(34,726)
Decrease in corporate payable	(3,988)
Decrease in clearing deposit	(4,173)
Net cash used in operating activities	998,327
CASH FLOWS FROM FINANCING ACTIVITIES:	
Officer's loan	80,985
Capital Contributions	26,000
Distribution to shareholders	(1,123,032)
Note payable borrowed	11,250
Note payable payments	(4,406)
Net cash used by financing activities	(1,009,203)
NET DECREASE IN CASH	(10,876)
CASH - January 1, 2006	11,168
CASH - December 31, 2006	$ 292
SUPPLEMENTARY INFORMATION:	
Income taxes paid	$ 6,875
Interest paid	$ 794

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company earned all of its commission and fee income in the year ended December 31, 2006 from mutual funds that are managed by the Company's sole stockholder.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the company during 2006 were $44,985.

No interest was charged on this balance.

NOTE 3: SHORT- TERM DEBT

Short – term debt at December 31, 2006, consisted of the following:

The Company is obligated on a note payable to NASD. The loan requires payments of $520 each month, which includes interest at 10.25% of the principal balance. The loan matures on February 23, 2008

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 4: PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 100
New York City General Corporate taxes	72
	$ 172

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital of $61,687 was $56,687 in excess of its required net capital. The Company's net capital ratio was 0.865 to 1.

NOTE 6: SUBORDINATED BORROWINGS

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. If the Company can not repay such borrowings it would cause the company to not be in compliance with the net capital requirement.

NOTE 7: SUBSEQUENT EVENTS

The Company anticipates that the business will be sold to an unrelated party in 2007. The Company has engaged in dialogue in an effort to further restructure and to propose a plan to liquidate its assets. As of the balance sheet date, negotiations are ongoing.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts from the classification of liabilities that might be necessary in the event the business terminates or is sold to an unrelated party.

THIEME SECURITIES, INC.
(An S Corporation)

Schedule of Computation of Net Capital

December 31, 2006

Total stockholder's equity (deficit)	$ (119,298)
Additions:	
Subordinate stockholder debt	100,000
Due to Officer	80,985
Net Capital	$ 61,687
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 46,502
Note payable	6,844
Total Indebtedness	$ 53,346
Ratio of Indebtedness to Net Capital	0.865 to 1
Minimum Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirement	$ 56,687
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2006	$ 22,518
Adjustment for change in:	
Receivables and prepaids	4,319
Payables	34,850
Net Capital, Per Above	$ 61,687

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2006

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

March 26, 2007

Thieme Securities, Inc
370 Lexington Avenue
New York, New York

In planning and performing our audit of the statement of financial condition of Thieme Securities, Inc as of December 31, 2006 (on which we issued our report dated March 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:
(1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")).

(2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Marks Paneth & Shron LLP

END